EXHIBIT 2
                                                                      ---------



================================================================================









REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS AND CONSOLIDATED FINANCIAL STATEMENTS OF










I V A N H O E    M I N E S    L T D.





DECEMBER 31, 2007 AND 2006







================================================================================

                                                     Deloitte & Touche LLP
                                                     2800 - 1055 Dunsmuir Street
                                                     4 Bentall Centre
                                                     P.O. Box 49279
                                                     Vancouver BC V7X 1P4
                                                     Canada

                                                     Tel: 604-669-4466
                                                     Fax: 604-685-0395
                                                     www.deloitte.ca



REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Ivanhoe Mines Ltd.

We have audited the accompanying consolidated balance sheets of Ivanhoe Mines Ltd. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Ivanhoe Mines Ltd. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.


/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2008

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated March 28, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.


/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2008

                                                     Deloitte & Touche LLP
                                                     2800 - 1055 Dunsmuir Street
                                                     4 Bentall Centre
                                                     P.O. Box 49279
                                                     Vancouver BC V7X 1P4
                                                     Canada

                                                     Tel: 604-669-4466
                                                     Fax: 604-685-0395
                                                     www.deloitte.ca



REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Ivanhoe Mines Ltd.

We have audited the internal control over financial reporting of Ivanhoe Mines Ltd. and subsidiaries (the "Company") as of December 31, 2007, based on the criteria established in INTERNAL CONTROL -- INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in INTERNAL CONTROL -- INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 28, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.


/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2008

IVANHOE MINES LTD.
CONSOLIDATED BALANCE SHEETS
(STATED IN THOUSANDS OF U.S. DOLLARS)
=======================================================================================================
                                                                                 DECEMBER 31,
                                                                       --------------------------------
                                                                           2007              2006
-------------------------------------------------------------------------------------------------------
ASSETS

CURRENT
    Cash and cash equivalents                                            $   145,694       $   363,572
    Accounts receivable (Note 6)                                              37,076            24,739
    Inventories                                                                1,996             5,313
    Prepaid expenses                                                           7,183             7,941
    Other current assets                                                         144               286
-------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                         192,093           401,851

INVESTMENT HELD FOR SALE (Note 5)                                                  -           157,738
LONG-TERM INVESTMENTS (Note 7)                                                52,010            36,879
OTHER LONG-TERM INVESTMENTS (Note 8)                                          47,132                 -
NOTE RECEIVABLE FROM RELATED PARTY (Note 9)                                    7,512                 -
PROPERTY, PLANT AND EQUIPMENT (Note 10)                                      225,623           101,994
DEFERRED INCOME TAXES (Note 15)                                                  770               481
OTHER ASSETS                                                                   5,030             4,216
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                             $   530,170       $   703,159
=======================================================================================================

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities (Note 11)                   $   109,310       $    37,201
    Amounts due under credit facilities (Note 12)                             17,050                 -
-------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                    126,360            37,201

CONVERTIBLE CREDIT FACILITY (Note 13)                                        137,854                 -
LOANS PAYABLE TO RELATED PARTIES (Note 14)                                     5,088             5,088
DEFERRED INCOME TAXES (Note 15)                                                1,511               660
ASSET RETIREMENT OBLIGATIONS (Note 16)                                         9,160             6,353
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                            279,973            49,302
-------------------------------------------------------------------------------------------------------
COMMITMENTS (Note 23)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 18)
    Authorized
      Unlimited number of preferred shares without par value
      Unlimited number of common shares without par value
    Issued and outstanding
      375,073,433 (2006 - 373,463,637) common shares                       1,477,457         1,462,039
SHARE PURCHASE WARRANTS AND
  SHARE ISSUANCE COMMITMENT (Note 18 (b) and (c))                             26,619            23,062
BENEFICIAL CONVERSION FEATURE (Note 13)                                       11,869                 -
ADDITIONAL PAID-IN CAPITAL                                                    52,649            33,705
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 19)                              17,498            13,233
DEFICIT                                                                   (1,335,895)         (878,182)
-------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                   250,197           653,857
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $   530,170       $   703,159
=======================================================================================================

APPROVED BY THE BOARD:


/s/ D. Korbin                                     /s/ K. Thygesen
----------------------------                      ------------------------------
D. Korbin, Director                               K. Thygesen, Director


The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(STATED IN THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
===========================================================================================================================
                                                                                              Year ended December 31,
                                                                                      -------------------------------------
                                                                                                  2007                2006
---------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
    Exploration (Note 3 and 18 (a))                                                        $  (304,024)        $  (212,955)
    General and administrative (Note 18 (a))                                                   (27,074)            (28,170)
    Depreciation                                                                                (4,222)             (4,117)
    Mining property care and maintenance                                                        (6,533)             (4,421)
    Accretion of convertible credit facility (Note 13)                                            (901)                  -
    Accretion of asset retirement obligations (Note 16)                                           (698)               (458)
    Gain on sale of other mineral property rights                                                    -               2,724
    Write-down of carrying values of property, plant and equipment                              (1,078)               (700)
---------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                                                (344,530)           (248,097)
---------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
    Interest income                                                                             12,936               8,187
    Interest expense                                                                            (2,547)                  -
    Foreign exchange gains                                                                      11,891                 398
    Share of income from investment held for sale (Note 5)                                         427              18,471
    Write-down of carrying value of investment held for sale (Note 5)                         (134,309)                  -
    Share of loss of significantly influenced investee (Note 7 (a))                             (9,165)             (1,648)
    Write-down of carrying value of other long-term investments (Note 8)                       (24,541)                  -
    Gain on sale of long-term investments (Note 7 (b)(i))                                        1,018               2,724
    Write-down of carrying value of long-term investment (Note 7 (b)(v))                             -              (1,000)
---------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES AND OTHER ITEMS                                                      (488,820)           (220,965)
    Provision for income taxes (Note 15)                                                          (795)               (683)
    Minority interests (Note 17)                                                                     -               3,369
---------------------------------------------------------------------------------------------------------------------------
NET LOSS FROM CONTINUING OPERATIONS                                                           (489,615)           (218,279)
    INCOME FROM DISCONTINUED OPERATIONS (Note 4)                                                31,902              19,622
---------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                                   $  (457,713)        $  (198,657)
---------------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
    CONTINUING OPERATIONS                                                                  $     (1.31)        $     (0.65)
    DISCONTINUED OPERATIONS                                                                       0.09                0.06
---------------------------------------------------------------------------------------------------------------------------
                                                                                           $     (1.22)        $     (0.59)
===========================================================================================================================

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (000's)                                                                     374,504             336,128
===========================================================================================================================

             The accompanying notes are an integral part of these
                      consolidated financial statements.

IVANHOE MINES LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(STATED IN THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARE AMOUNTS)
===================================================================================================================================

                                                                 Share
                                        Share Capital         Purchase                        Accumulated
                                -------------------------     Warrants                              Other
                                                             and Share   Benefical Additional     Compre-
                                      Number                  Issuance  Conversion    Paid-In     hensive
                                   of Shares       Amount   Commitment     Feature    Capital      Income      Deficit        Total
                                ------------   ----------  -----------  ----------  ---------  ----------   ----------   ----------
Balances, December 31, 2005      315,900,668  $   994,442    $       -    $      -   $ 25,174   $   6,711   $ (670,704)  $  355,623
Net loss                                   -            -            -           -          -           -     (198,657)    (198,657)
Other comprehensive income
(Note 19):                                 -            -            -           -          -       6,522            -       6,522
                                                                                                                        ----------
Comprehensive loss                                                                                                        (192,135)
                                                                                                                        ----------

Shares issued for:
  Private placements, net of
  issue costs of $14,731          55,489,883      455,819            -           -          -           -            -      455,819
  Exercise of stock options        1,921,498       10,488            -           -     (3,475)          -            -        7,013
  Bonus shares                       124,657        1,097            -           -          -           -            -        1,097
  Share purchase plan                 26,931          193            -           -          -           -            -          193
Share purchase warrants
and share issuance commitment
(Note 18 (b))                              -            -       23,062           -    (14,240)          -       (8,821)           1
Dilution gains                             -            -            -           -      6,288           -            -        6,288
Stock compensation charged to
operations                                 -            -            -           -     19,958           -            -       19,958
-----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 2006      373,463,637  $ 1,462,039    $  23,062    $      -   $ 33,705   $  13,233   $ (878,182)  $  653,857
Net loss                                   -            -            -           -          -           -     (457,713)    (457,713)
Other comprehensive income
(Note 19)                                  -            -            -           -          -       4,265            -        4,265
                                                                                                                        -----------
Comprehensive loss                                                                                                         (453,448)
                                                                                                                        -----------

Shares issued for:
  Exercise of stock options        1,520,634       14,232            -           -     (4,372)          -            -        9,860
  Bonus shares                        57,741          830            -           -          -           -            -          830
  Share purchase plan                 28,561          331            -           -          -           -            -          331
  Share purchase warrants              2,860           25            -           -          -           -            -           25
Convertible credit facility
and share purchase warrants
(Notes 13 and 18 (c))                      -            -        3,557      11,869          -           -            -       15,426
Dilution gains                             -            -            -           -      6,073           -            -        6,073
Stock compensation charged
to operations                              -            -            -           -     17,243           -            -       17,243
-----------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 2007      375,073,433  $ 1,477,457    $  26,619    $ 11,869   $ 52,649    $ 17,498  $(1,335,895)  $  250,197
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(STATED IN THOUSANDS OF U.S. DOLLARS)
======================================================================================
                                                            Year ended December 31,
                                                         -----------------------------
                                                                 2007            2006
----------------------------------------------------------------------   -------------
OPERATING ACTIVITIES
--------------------------------------------------------------------------------------
   Cash used in operating activities (Note 21 (a))         $ (238,791)     $ (210,679)
--------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Proceeds from sale of discontinued operations               20,314          34,674
   Reclassification of other long-term investments (Note 8)   (70,691)              -
   Purchase of long-term investments                          (16,523)         (2,452)
   Loan to related party (Note 9)                              (7,014)              -
   Proceeds from sale of other mineral property rights              -           2,724
   Proceeds from sale of long-term investments                  1,163           1,777
   Cash reduction on commencement of equity accounting              -          (4,202)
   Expenditures on property, plant and equipment              (93,581)        (34,253)
   (Expenditures on) proceeds from other assets                (1,106)            222
   Other                                                            -             494
--------------------------------------------------------------------------------------
   Cash used in investing activities                         (167,438)         (1,016)
--------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Issuance of convertible credit facility (Note 13)          150,000               -
   Proceeds from credit facilities (Note 12)                   17,243               -
   Issue of share capital                                      10,216         463,025
   Minority interests' investment in subsidiaries               2,399          10,564
--------------------------------------------------------------------------------------
   Cash provided by financing activities                      179,858         473,589
--------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                         8,493              (3)
--------------------------------------------------------------------------------------

NET CASH (OUTFLOW) INFLOW                                    (217,878)        261,891
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  363,572         101,681
--------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                    $   145,694     $   363,572
--------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
   Cash on hand and demand deposits                        $   29,427     $    32,179
   Short-term money market instruments                        116,267         331,393
--------------------------------------------------------------------------------------
                                                          $   145,694     $   363,572
======================================================================================

Supplementary cash flow information  (Note 21)


The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

1.    NATURE OF OPERATIONS

      Ivanhoe Mines Ltd. (the "Company"), together with its subsidiaries (collectively referred to as "Ivanhoe Mines"), is an international mineral exploration and development company holding interests in and conducting operations on mineral resource properties principally located in Central Asia and Australia.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles ("U.S. GAAP"). The significant accounting policies used in these consolidated financial statements are as follows:

      (a)   PRINCIPLES OF CONSOLIDATION

            These consolidated financial statements include the accounts of the Company and all its subsidiaries. The principal subsidiaries of the Company are Ivanhoe Mines Mongolia Inc. (B.V.I.), Ivanhoe Cloncurry Mines Pty Limited (Australia), SouthGobi Energy Resources Ltd. (B.C., Canada) (86% owned) ("SouthGobi"), and their respective subsidiaries, and Bakyrchik Mining Venture (Kazakhstan) (70% owned) ("BMV").

            Jinshan Gold Mines Inc. (B.C., Canada) ("Jinshan") ceased being a subsidiary of the Company in August 2006 and from September 1, 2006 it has been accounted for as an equity investment (Note 7 (a)). At December 31, 2007, Ivanhoe Mines owns 43% of Jinshan (39% on a fully diluted basis).

            On February 27, 2007 the investment held for sale ceased being accounted for using the equity method. From February 28, 2007 onwards, the investment held for sale has been accounted for under the cost method (Note 5).

            All intercompany transactions and balances have been eliminated.

            Variable Interest Entities ("VIE's"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by Financial Accounting Standards Board ("FASB") Interpretation No. 46 (Revised 2003) ("FIN 46R") "Consolidation of Variable Interest Entities -- an
            Interpretation of ARB No. 51", are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE's are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      (b)   MEASUREMENT UNCERTAINTIES

            Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

            Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable and investments, the proven and probable ore reserves, the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and composition of deferred income tax assets and deferred income tax liabilities, the expected economic lives of and the estimated future operating results and net cash flows from property, plant and equipment, stock-based compensation, beneficial conversion feature, estimated fair value of share purchase warrants and share issuance commitment, and the anticipated costs and timing of asset retirement obligations.

      (c)   FOREIGN CURRENCIES

            The Company has determined the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

      (d)   CASH AND CASH EQUIVALENTS

            Cash  and  cash   equivalents   include   short-term  money  market
            instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

      (e)   INVENTORIES

            Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

      (f)   LONG-TERM INVESTMENTS

            Long-term investments in companies in which Ivanhoe Mines has voting interests of 20% to 50%, or where Ivanhoe Mines has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Ivanhoe Mines' share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      (f)   LONG-TERM INVESTMENTS (CONTINUED)

            The other long-term investments are classified as "available-for-sale" investments. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders' equity, unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income in the period. Realized gains and losses from the sale of these investments are included in income in the period.

      (g)   EXPLORATION AND DEVELOPMENT

            All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

            Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized. Exploration costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

            Certain costs incurred constructing surface assets for an exploration shaft have been capitalized (Note 10 (b)). These surface assets included the shaft head frame, control room, hoisting equipment and ancillary facilities. The Company determined that these costs met the definition of an asset and that they were recoverable through salvage value or transfer of the assets to other locations. These costs were tested for impairment using estimated future cash flows based on reserves and resources beyond proven and probable reserves, in accordance with accounting policy
            Note 2(h) for property, plant and equipment.

      (h)   PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment are carried at cost (including development and preproduction costs, capitalized interest, other financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

            On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis, using estimated proven and probable reserves as the depletion basis.

            Property, plant and equipment are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over one to twenty years).

            Capital works in progress are not depreciated until the capital asset has been put into operation.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      (h)   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

            Ivanhoe Mines reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with values beyond proven and probable reserves and resources. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

      (i)   STRIPPING COSTS

            Stripping costs incurred during the production phase of a mine are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred.

      (j)   ASSET RETIREMENT OBLIGATIONS

            Ivanhoe Mines recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

      (k)   STOCK-BASED COMPENSATION

            The Company has an Employees' and Directors' Equity Incentive Plan which is disclosed in Note 18. Under SFAS No. 123(R) the fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      (l)   DEFERRED INCOME TAXES

            The Company computes income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". SFAS 109 requires that the provision for deferred income taxes be based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement's carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

      (m)   LOSS PER SHARE

            The Company follows SFAS No. 128, "Earnings Per Share", which requires the presentation of basic and diluted earnings per share. The basic loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. The effect of potentially dilutive stock options and share purchase warrants was antidilutive in the years ending December 31, 2007 and 2006.

            The potentially dilutive shares excluded from the loss per share calculation due to antidilution are as follows:

                                                            December 31,
                                                 ------------------------------
                                                         2007             2006
                                                 -------------    -------------
            Options                                14,563,900       13,644,434
            Share purchase warrants               127,053,044       92,629,044
            Convertible credit facility            15,237,788                -
            -------------------------------------------------------------------
            Total potentially dilutive shares     156,854,732      106,273,478
            ===================================================================


      (n)   SEGMENTED REPORTING

            The  Company  operates  in  a  single  reportable  segment,   being
            exploration and development of mineral properties.

      (o)   ACCOUNTING CHANGES

            In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      (o)   ACCOUNTING CHANGES (CONTINUED)

            The Company adopted the provisions of FIN 48 on January 1, 2007. No cumulative effect adjustment to the January 1, 2007 balance of the Company's deficit was required upon the implementation of FIN 48. As of the date of adoption there were no unrecognized tax benefits. Under current conditions and expectations, management does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company's financial statements.

            The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of the date of adoption of FIN 48 there was no accrued interest or accrued penalties.

            The Company files income tax returns in Canada and several foreign jurisdictions. The Company is no longer subject to income tax audits by taxing authorities in Canada prior to 2002. For other foreign jurisdictions, including Mongolia, all years remain subject to tax authority examination.

      (p)   RECENT ACCOUNTING PRONOUNCEMENTS

            In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). This Statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material impact on its financial condition or results of operations.

            In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities--Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement gives entities the option to measure certain financial assets and liabilities at fair value, with changes in fair value recorded in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 159 will not have a material impact on its financial condition or results of operations.

            In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. The Company is currently assessing the impact that SFAS 141(R) may have on its financial position, results of operations, and cash flows.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      (p)   RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

            In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated
            Financial Statements" ("SFAS 160"), an amendment of ARB No. 51. SFAS 160 will change the accounting and reporting for minority interests which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently assessing the impact that SFAS 160 may have on its financial position, results of operations, and cash flows.

3.    EXPLORATION EXPENSES

      Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.

      Included in exploration costs are engineering and development costs associated with the Company's Oyu Tolgoi Project located in Mongolia. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement with the Government of Mongolia is finalized.

      During the year ended December 31, 2007, the majority of the $304.0 million (2006 - $213.0 million) charged to exploration expenses consisted of the following exploration and development costs on the Company's Mongolian properties:

                                                                      Years ended December 31,
                                                                   ----------------------------
                                                                          2007            2006
                                                                   ------------  --------------
      Oyu Tolgoi
        Concentrator and Infrastructure Engineering                   $ 64,041        $ 28,912
        Site Construction                                               80,739          53,248
        Shaft Sinking                                                   44,115          35,471
        Exploration                                                     14,678          14,164
        Owner's Costs (a)                                               41,947          43,933
                                                                   ------------  --------------
                                                                       245,520         175,728
      Coal Division (a)                                                 14,760          10,132
      Other Mongolia Exploration (including SouthGobi) (a)              14,595          12,303
      -----------------------------------------------------------------------------------------
                                                                     $ 274,875       $ 198,163
      =========================================================================================

      (a)   Includes non-cash stock-based compensation (Note 18 (a)).

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

4.    DISCONTINUED OPERATIONS

      In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the "Project") in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

      In 2006, Ivanhoe Mines received the first annual contingent payment of $28.2 million. In 2007, Ivanhoe Mines received the second annual contingent payment of $20.3 million. At December 31, 2007 Ivanhoe Mines has accrued $23.3 million in relation to the third contingent annual payment due in March 2008.

      To date, Ivanhoe Mines has received $70.0 million in proceeds from the sale of the Project.

5.    INVESTMENT HELD FOR SALE

      As part of the agreement that established the Rio Tinto strategic partnership announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar - including its indirect interest in the Monywa Copper Project - that were held through its Monywa subsidiary. On February 27, 2007, Ivanhoe Mines transferred ownership of the Monywa subsidiary to a company owned by an independent third-party trust (the Trust) in consideration for a promissory note. The sole purpose of the Trust is to sell the shares of the Monywa subsidiary to one or more arm's-length third parties. Other than the promissory note, Ivanhoe Mines retains no interest in the Monywa subsidiary or any of its assets.

      Upon transfer of the Myanmar assets to the Trust effective February 27, 2007, Ivanhoe Mines ceased accounting for the investment held for sale under the equity method due to an inability to exercise significant influence. The investment held for sale is now accounted for under the cost method.

      At December 31, 2007, Ivanhoe Mines reviewed the carrying value of the investment held for sale and concluded it was impaired. As a result of this review Ivanhoe Mines recorded a $134.3 million write-down of the carrying amount of the investment held for sale.

6.    ACCOUNTS RECEIVABLE

                                                                              December 31,
                                                                     ----------------------------
                                                                            2007            2006
                                                                     ------------    ------------
Contingent income (Note 4)                                            $   23,280       $  11,691
Sale of investment (Note 7 (b)(i))                                             -           1,324
Refundable taxes                                                          12,537           9,053
Related parties (Note 20)                                                    248             319
Accrued interest                                                             361             910
Other                                                                        650           1,442
-------------------------------------------------------------------------------------------------
                                                                      $   37,076       $  24,739
-------------------------------------------------------------------------------------------------

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================


7.    LONG-TERM INVESTMENTS

                                                                              December 31,
                                                                     ---------------------------
                                                                            2007           2006
                                                                     ------------    -----------
Investment in company subject to significant influence (a)            $    5,354      $  10,866
Investments "available for sale" (b)                                      46,656         26,013
------------------------------------------------------------------------------------------------
                                                                      $   52,010      $  36,879
------------------------------------------------------------------------------------------------

      (a)   INVESTMENT IN COMPANY SUBJECT TO SIGNIFICANT INFLUENCE - JINSHAN

            During August 2006, Jinshan completed a private placement which diluted Ivanhoe Mines' investment in Jinshan to 48.9%. As a result of this transaction, Ivanhoe Mines ceased consolidating Jinshan on August 31, 2006 and commenced equity accounting for its investment. During 2007, Ivanhoe Mines recorded a $9,165,000 (2006 - $1,648,000) equity loss on this investment. At December 31, 2007, the carrying value of the Company's investment in Jinshan was lower than its share of the underlying book value of Jinshan's net assets by approximately $1,688,000. This difference relates to unrecognized dilution gains associated with warrants issued by Jinshan during the year. These dilution gains will be recognized as the warrants are exercised.

            At December 31, 2007, the market value of Ivanhoe Mines' 43.0% (December 31, 2006 - 46.3%) investment in Jinshan was $184.6 million (December 31, 2006 - $88.3 million).

      (b)   INVESTMENTS "AVAILABLE FOR SALE"

                                              DECEMBER 31, 2007                                   December 31, 2006
                            ------------------------------------------------------  ----------------------------------------------
                              EQUITY           COST      UNREALIZED       FAIR        Equity      Cost     Unrealized       Fair
                             INTEREST         BASIS         GAIN          VALUE      Interest     Basis       Gain          Value
                            ----------     ----------    ---------      ----------   --------   ---------  ----------    ---------
Intec Ltd. (i)                   6.1%       $    916      $  1,726       $  2,642       7.1%    $  1,062     $ 7,088      $ 8,150
Entree Gold Inc.  (ii)          14.8%         19,957        13,354         33,311      14.7%      10,156       6,044       16,200
Exco Resources N.L. (iii)       12.0%          6,726         2,075          8,801          -           -           -            -
Redox Diamonds Ltd. (iv)        11.9%          1,451             -          1,451      13.8%       1,451           -        1,451
Wind Energy Group Inc. (v)      20.0%              -             -              -      21.3%           -           -            -
Asia Now Resources Corp.         1.9%            103           343            446       2.0%         103         101          204
Other                               -              5             -              5          -           8           -            8
----------------------------------------------------------------------------------------------------------------------------------
                                            $ 29,158      $ 17,498       $ 46,656               $ 12,780    $ 13,233     $ 26,013
==================================================================================================================================

            (i) During 2007, Ivanhoe Mines sold 5.4 million shares of Intec Ltd. ("Intec") for $1,163,000. These transactions resulted in a gain on sale of $1,018,000 being recognized.

                  During 2006, Ivanhoe Mines sold 14.4 million shares of Intec for $3,099,000. These transactions resulted in a gain on sale of $2,724,000 being recognized. At December 31, 2006, $1,777,000 in proceeds had been received and $1,324,000 was included in accounts receivable (Note 6).

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================


7.    LONG-TERM INVESTMENTS (CONTINUED)

      (b)   INVESTMENTS "AVAILABLE FOR SALE" (CONTINUED)

            (ii) During 2007, Ivanhoe Mines exercised 2.5 million share purchase warrants of Entree Gold Inc. ("Entree") to acquire
                  1.2 million shares of Entree at a cost of $3,340,000 (Cdn$3,552,000).

                  Also during 2007 Ivanhoe Mines acquired an additional 2.1 million shares of Entree at a total cost of $6,460,000 (Cdn$6,385,000).

            (iii) During 2007, the Company purchased 26.4 million common shares of Exco Resources N.L. ("Exco") and 21.1 million Exco share purchase options for a total cost of $6,726,000 (Aud$7,920,000). Each Exco share purchase option is exercisable until June 1, 2008 to purchase an additional Exco common share at a price of Aud$0.35.

            (iv) During 2006, the Company purchased 8.3 million units of Redox Diamonds Ltd. ("Redox") at a cost of $1.5 million. Each unit consists of one Redox common share and one Redox share option exercisable until April 2008 to purchase an additional Redox common share at a price ranging from Cdn$0.30 to Cdn$0.35.

            (v) During 2006, the Company purchased 2.0 million common shares of Wind Energy Group Inc. ("Wind Energy"), in two $0.5
                  million tranches, at a cost of $1.0 million. In September 2006, the Company recorded an impairment provision of $1.0 million against this investment based on an assessment of the underlying book value of Wind Energy's net assets.

8.    OTHER LONG-TERM INVESTMENTS

      At December 31, 2007, the Company held non-bank sponsored asset-backed commercial paper (ABCP) issued by a number of trusts with an original cost of $70.7 million, This ABCP was rated by DBRS as R-1 (high) at the date of investment and met the criteria of the Company's investment policy. An R-1 (high) rating by DBRS is the highest rating for commercial paper. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity.

      On August 16, 2007 it was announced that a group representing banks, asset providers, and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the Montreal Proposal). Under the proposal, the affected ABCP will be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.

      On September 6, 2007, a pan-Canadian restructuring committee (the Committee) consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP market.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

8.    OTHER LONG-TERM INVESTMENTS (CONTINUED)

      The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The ABCP in which the Company has invested continues to be rated R1 (High, Under Review with Developing Implications) by DBRS.

      It is expected that the restructuring of the ABCP will occur in April 2008 if approval by investors is obtained to do so. This approval will be requested on a trust-by-trust basis most likely during April 2008.

      On December 23, 2007, the Committee provided certain details about the expected restructuring. Based on this information it is estimated that, of the $70.7 million of ABCP in which the Company has invested:

        o   $4.8 million is represented by traditional securitized assets;
        o $60.8 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized; and
        o $5.1 million is represented by assets that have an exposure to U.S. sub-prime mortgages.

      The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the public statements made by the Committee that it expects the ABCP will be converted into various long-term floating rate notes with maturities matching the maturities of the underlying assets.

      The Company has used a scenario-based probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates of 3.3%, estimated restructuring fees, estimated renegotiated maturity dates of 5 to 7 years, and estimated principal reductions ranging from 0% to 100% depending on the nature of the underlying assets and the scenario modeled. As a result of this valuation, the Company has recorded a write-down of $24.5 million representing 34.6% of the original face value.

      Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company's investment in the ABCP which would impact the Company's results from operations.

      The Company has classified its ABCP as other long-term investments on the Consolidated Balance Sheet at December 31, 2007 and as an investing activity in the Consolidated Statement of Cash Flows.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

9.    NOTE RECEIVABLE FROM RELATED PARTY

      On June 26, 2007, Ivanhoe Mines participated in Jinshan's private placement of senior unsecured promissory notes. Ivanhoe Mines purchased $7.0 million (Cdn$7.5 million) of units. Each unit consists of one promissory note and 200 transferable share purchase warrants. Each note has a par value of Cdn$1,000 and will pay 12% interest per annum, paid quarterly for three years. Each warrant is exercisable into one common share for twenty-four months from the date of closing and has an exercise price of Cdn$2.50 per share. Jinshan has the right to accelerate the expiry date of the warrants after 18 months from the issue date, if Jinshan's common shares trade at or above a volume weighted average share price of Cdn$4.25 for 20 consecutive trading days. Jinshan can also elect to repay the notes after six months from the date of issue with no penalty. Ivanhoe Mines' notes are subordinate to the other notes issued by Jinshan.

10.   PROPERTY, PLANT AND EQUIPMENT

                                                                                  December 31,
                                              -------------------------------------------------------------------------------------
                                                                  2007                                        2006
                                              -----------------------------------------     ---------------------------------------
                                                               ACCUMULATED                                Accumulated
                                                              DEPLETION AND                              Depletion and
                                                              DEPRECIATION,                              Depreciation,
                                                                INCLUDING     NET BOOK                     Including      Net Book
                                                  COST         WRITE-DOWNS     VALUE          Cost        Write-downs      Value
                                              -----------    --------------  ---------     ----------    -------------  -----------
      Mining properties
           Bakyrchik Mining Venture,
              Kazakhstan (a)                   $  87,541      $ (87,541)     $       -     $  87,541      $ (87,541)     $       -
      -----------------------------------------------------------------------------------------------------------------------------

      Mining plant and equipment
           Bakyrchik Mining Venture,
              Kazakhstan (a)                   $   3,107      $  (3,107)     $       -     $   3,107      $  (3,107)     $       -
      -----------------------------------------------------------------------------------------------------------------------------

      Other mineral property interests
           Oyu Tolgoi, Mongolia (b)            $  43,740      $  (6,255)     $  37,485     $  43,190      $  (6,251)     $  36,939
           Cloncurry, Australia (c)                6,293           (126)         6,167         6,293           (126)         6,167
           Other exploration projects              1,687           (115)         1,572         1,647           (115)         1,532
      -----------------------------------------------------------------------------------------------------------------------------
                                               $  51,720      $  (6,496)     $  45,224     $  51,130      $  (6,492)     $  44,638
      -----------------------------------------------------------------------------------------------------------------------------

      Other capital assets
           Oyu Tolgoi, Mongolia (b)            $  23,614      $  (9,634)     $  13,980     $  22,192      $  (6,377)     $  15,815
           Cloncurry, Australia (c)                2,745           (400)         2,345         1,518           (131)         1,387
           Other exploration projects              3,580         (2,062)         1,518         2,489         (1,406)         1,083
      -----------------------------------------------------------------------------------------------------------------------------
                                               $  29,939      $ (12,096)     $  17,843     $  26,199      $  (7,914)     $  18,285
      -----------------------------------------------------------------------------------------------------------------------------

      Capital works in progress
           Oyu Tolgoi, Mongolia (b)            $ 144,878      $       -      $ 144,878     $  34,295      $       -      $  34,295
           Bakyrchik Mining Venture,
              Kazakhstan (a)                      17,678              -         17,678         4,776              -          4,776
      -----------------------------------------------------------------------------------------------------------------------------
                                               $ 162,556      $       -      $ 162,556     $  39,071      $       -      $  39,071
      -----------------------------------------------------------------------------------------------------------------------------
                                               $ 334,863      $(109,240)     $ 225,623     $ 207,048      $(105,054)     $ 101,994
      =============================================================================================================================

      (a) Ivanhoe Mines placed the Bakyrchik Mining Venture on a care and maintenance basis in 1998.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

10.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

      (b) Ivanhoe Mines has a 100% interest in the Oyu Tolgoi copper-gold project located in Mongolia. In 2007, the project's four mining licenses were re-issued as Special Permits for Mining, which are each valid for 30 years and may be extended two times for 20 years per extension.

            Capital works in progress at December 31, 2007 consisted mainly of surface assets being constructed at Oyu Tolgoi for Shaft No. 1, Shaft No. 2, and the concentrator.

            A significant portion of exploration expenses incurred during the year relate directly to the development of Oyu Tolgoi. Included in exploration expenses are shaft sinking, engineering, and development costs that have been expensed and not capitalized (Note
            3).

      (c) Ivanhoe Mines owns certain copper-gold and uranium mining and exploration leases in Queensland, Australia.


11.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                              December 31,
                                                      -------------------------
                                                           2007           2006
                                                      ---------       ---------
      Accounts payable                                $  55,349       $ 33,101
      Payroll and other employee related payables           974            454
      Accrued construction costs                         49,008          2,227
      Amounts payable to related parties (Note 20)        3,979          1,419
      -------------------------------------------------------------------------
                                                      $ 109,310       $ 37,201
      =========================================================================


12.   AMOUNTS DUE UNDER CREDIT FACILITIES

      In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain of the ABCP products (Note
      8).


13.   CONVERTIBLE CREDIT FACILITY

                                                                December 31,
                                                         ----------------------
                                                              2007         2006
                                                         ---------    ---------
      Principal amount of convertible credit facility    $ 150,000    $      -
      Accrued interest                                       2,378           -
      ------------------------------------------------------------------------
                                                           152,378           -
      (Deduct) add
        Beneficial conversion feature                      (11,869)          -
        Share purchase warrants                             (3,556)          -
        Accretion of discount                                  901           -
      ------------------------------------------------------------------------
                                                         $ 137,854    $      -
      ========================================================================

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================


13.   CONVERTIBLE CREDIT FACILITY (CONTINUED)

      In September 2007, Ivanhoe Mines announced that Rio Tinto would provide a convertible credit facility of up to $350.0 million to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia. A definitive Credit Agreement was signed in October 2007, following which Ivanhoe Mines made an initial draw against the credit facility of $150.0 million.

      The proceeds of the credit facility will be used to ensure that long-lead-time orders for the manufacture of mining equipment such as trucks, tires, electric motors and ball mills, and development work on Shafts No. 1 and No. 2 at Oyu Tolgoi, remain on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government. The Credit Agreement contemplates that all such development activities and expenditures will be made in accordance with an Operating Plan and Budget unanimously approved by the Ivanhoe Mines and Rio Tinto representatives on the Oyu Tolgoi Technical Committee.

      Amounts advanced under the credit facility will bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and will mature on September 12, 2010. The outstanding principal amount and up to $108.0 million in interest are convertible into a maximum of 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.

      As part of the credit facility transaction, Rio Tinto also received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years (Note 18 (c)). These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility, plus interest.

      Amounts drawn on the credit facility are allocated to the convertible credit facility liability and incremental exercisable share purchase warrants based on their respective fair values at the time of the draw. The existence of a beneficial conversion feature is then assessed using an effective conversion price based on the proceeds allocated to the convertible credit facility liability in accordance with EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments". Allocating proceeds to share purchase warrants and, if necessary, a beneficial conversion feature results in discounts on the convertible credit facility liability. These discounts are recognized as accretion expense over the life of the credit facility using the effective interest rate method. Any unamortized balance of the beneficial conversion feature discount is expensed immediately upon conversion of the credit facility.

      The accounting treatment for paid-in-kind interest is the same as that described above for amounts drawn on the credit facility.

      In January 2008, Ivanhoe Mines made another draw against the facility of $100.0 million.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

14.   LOANS PAYABLE TO RELATED PARTIES

      These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111.1 million from the sale of the Savage River Project. At December 31, 2007, $70.0 million has been received from the sale with a further $23.3 million accrued as receivable (Note 4 and 6).

15.   INCOME TAXES

      As  referred  to in  Note  2(b),  Ivanhoe  Mines  must  make  significant estimates in respect of its provision for income taxes and the composition of its deferred income tax assets and liabilities. Ivanhoe Mines' operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to Ivanhoe Mines' financial position and results of operations.

      Ivanhoe Mines' provision for income and capital taxes for continuing operations consists of the following:


                                                       Years ended December 31,
                                                      ------------------------
                                                            2007         2006
                                                      ----------    ----------

      Deferred income taxes                              $   585      $    13
      Capital taxes                                          210          670
      ------------------------------------------------------------------------
                                                         $   795      $   683
      ========================================================================


      Deferred income tax assets and liabilities for continuing operations at December 31, 2007 and 2006 arise from the following:

                                                              December 31,
                                                    ---------------------------
                                                         2007             2006
                                                    ---------       -----------
      Deferred income tax assets
           Long-term investments                    $   3,764       $    3,921
           Loss carry-forwards                        306,570          208,965
           Other                                        8,351           14,379
      -------------------------------------------------------------------------
                                                      318,685          227,265
           Valuation allowance                       (317,915)        (226,784)
      -------------------------------------------------------------------------
           Net deferred income tax assets                 770              481
      -------------------------------------------------------------------------

      Deferred income tax liabilities
           Long-term investments                          281                -
           Property, plant and equipment                1,230              660
      -------------------------------------------------------------------------
                                                        1,511              660
      -------------------------------------------------------------------------
      Deferred income tax liabilities, net          $     741       $      179
      =========================================================================

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================


15.   INCOME TAXES (CONTINUED)

      A reconciliation of the provision for income and capital taxes for continuing operations is as follows:

                                                                    Years ended December 31,
                                                               -------------------------------
                                                                      2007               2006
                                                               ------------       ------------
      Recovery of income taxes based on the combined
           Canadian federal and provincial statutory tax
           rates of 34.1% in 2007 and 2006
           applied to the loss before taxes and other items     $  166,785        $   75,393
      Deduct
           Lower foreign tax rates                                  (9,912)          (17,253)
           Tax benefit of losses not recognized                   (151,267)          (51,343)
           Capital taxes                                              (210)             (670)
           Other, including non-deductible expenses                 (6,191)           (6,810)
      -----------------------------------------------------------------------------------------
      Provision for income and capital taxes                    $     (795)       $     (683)
      =========================================================================================

      At December 31, 2007, Ivanhoe Mines had the following unused tax losses from continuing operations, for which no deferred income tax assets had been recognized:

                                                         Local             U.S. Dollar            Expiry
                                                       Currency          Equivalent (i)           Dates
                                                   ---------------      ---------------      ----------------
Non-capital losses:
     Canada                               Cdn.     $       133,141        $     133,354        2008 to 2027
     Australia                               A     $        40,774        $      35,681             (a)
     Mongolia                 Mongolian Tugrik       1,042,811,851        $     891,597             (b)
     Kazakhstan               Kazakhstan Tenge          20,063,291        $     166,252        2008 to 2014
     Indonesia               Indonesian Rupiah          26,958,622        $       2,872        2011 to 2012

Capital losses:
     Canada                               Cdn.     $       127,900        $     128,105            (c)

(i)   Translated using the year-end exchange rate.

      (a)   These  losses  are  carried   forward   indefinitely,   subject  to
            continuity of ownership and business tests.

      (b) These losses are carried forward until production from a mine commences; thereafter, they can be amortized on a straight-line basis over a period of five years.

      (c) These losses are carried forward indefinitely for utilization against any future net realized capital gains.

      Ivanhoe Mines also has deductible temporary differences and unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these items will be utilized.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

16.   ASSET RETIREMENT OBLIGATIONS

                                                             December 31,
                                                      -------------------------
                                                            2007          2006
                                                      -----------   -----------

      Balance, beginning of year                         $ 6,353       $ 6,231
      Increase (decrease) in obligations for:
           Changes in estimates                            1,866          (485)
           Foreign exchange                                  243           149
           Accretion expense                                 698           458
      -------------------------------------------------------------------------
      Balance, end of year                               $ 9,160       $ 6,353
      =========================================================================

      The total undiscounted amount of estimated cash flows required to settle the obligations is $34,085,000 (2006 - $19,841,000), which has been discounted using credit adjusted risk free rates ranging from 7.5% to 8.0%. The majority of reclamation obligations are not expected to be paid for several years and will be funded from Ivanhoe Mines' cash balances and environmental bonds restricted for the purpose of settling asset retirement obligations.


17.   MINORITY INTERESTS

      At December 31, 2007 there were minority interests in BMV and SouthGobi. Jinshan ceased being consolidated on August 31, 2006 (Note 7 (a)).

      Currently, losses applicable to the minority interests in BMV and SouthGobi are being allocated to Ivanhoe Mines since those losses exceed the minority interests in the net assets of BMV and SouthGobi.

                                                                    Minority Interests
                                                     ----------------------------------------------------
                                                     SouthGobi       Jinshan        BMV           Total
                                                     ---------      --------     --------      ----------
      Balance, December 31, 2005                     $   1,581      $  7,347     $     -       $   8,928
      ---------------------------------------------------------------------------------------------------
           Minority interests' share of loss            (2,063)       (1,306)          -          (3,369)
           Increase in minority interest arising
              from share issuances by subsidiary           482         5,388           -           5,870
           Commencement of equity accounting
              for investment in Jinshan                      -       (11,429)          -         (11,429)
      ---------------------------------------------------------------------------------------------------
      Balance, December 31, 2006 and
      December 31, 2007                              $       -      $      -     $     -       $       -
      ===================================================================================================

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

18.   SHARE CAPITAL

      (a)  EQUITY INCENTIVE PLAN

            The Company has an Employees' and Directors' Equity Incentive Plan (the "Equity Incentive Plan"), which includes three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and (iii) a Share Purchase Plan.

            (i) The Share Option Plan authorizes the Board of Directors of the Company to grant options to directors and employees of Ivanhoe Mines to acquire Common Shares of the Company at a price based on the weighted average trading price of the Common Shares for the five days preceding the date of the grant. Options vest over four years and have five year contractual terms unless otherwise determined from time to time by the Board of Directors, on the recommendation of the Compensation and Benefits Committee. The Share Option Plan also provides that these options may, upon approval of the Board of Directors, be converted into stock appreciation rights.

            (ii) The Share Bonus Plan permits the Board of Directors of the Company to authorize the issuance, from time to time, of Common Shares of the Company to employees of the Company and its affiliates.

            (iii) The Share  Purchase Plan  entitles each eligible  employee of
                  Ivanhoe Mines to contribute up to seven percent of each employee's annual basic salary in semi-monthly instalments. At the end of each calendar quarter, each employee participating in the Share Purchase Plan is issued Common Shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the Common Shares during the preceding three months.

            The Company is authorized to issue a maximum of 37,000,000 Common Shares pursuant to the Equity Incentive Plan. At December 31, 2007, an aggregate of 5,435,246 Common Shares were available for future grants of awards under the plan.

            Under SFAS No. 123 (R), the value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of the Company's stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been materially different from that reported.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

18.   SHARE CAPITAL (CONTINUED)

      (a)   EQUITY INCENTIVE PLAN (CONTINUED)

            The weighted average grant-date fair value of stock options granted during 2007 and 2006 was Cdn$5.39 and Cdn$4.31, respectively. The fair value of these options was determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

                                                       2007               2006
                                                ------------       ------------
            Risk-free interest rate                   4.10%              4.12%
            Expected life                         3.2 YEARS          3.3 years
            Expected volatility                         51%                50%
            Expected dividends                         $NIL               $Nil


            A summary of stock option activity and information concerning outstanding and exercisable options at December 31, 2007 is as follows:

                                                                   Options Outstanding
                                                          --------------------------------------
                                                               Options            Number of               Weighted
                                                              Available             Common                 Average
                                                              for Grant             Shares             Exercise Price
                                                          -----------------   ------------------   ---------------------
                                                                                                        (Expressed in
                                                                                                      Canadian dollars)
            ------------------------------------------------------------------------------------------------------------
            Balances, December 31, 2005                          8,305,936            7,416,700            $       7.27
                 Increase in amount authorized                   3,000,000                    -                       -
                 Options granted                                (8,519,000)           8,519,000                    9.39
                 Options exercised                                       -           (1,964,966)                   4.28
                 Options cancelled                                 326,300             (326,300)                   8.80
                 Bonus shares                                     (124,657)                   -                       -
                 Shares issued under share
                    purchase plan                                  (26,931)                   -                       -
            ------------------------------------------------------------------------------------------------------------
            Balances, December 31, 2006                          2,961,648           13,644,434            $       8.99
                 Increase in amount authorized                   5,000,000                    -                       -
                 Options granted                                (2,915,500)           2,915,500                   13.45
                 Options exercised                                       -           (1,520,634)                   7.15
                 Options cancelled                                 475,400             (475,400)                   8.32
                 Bonus shares                                      (57,741)                   -                       -
                 Shares issued under share
                    purchase plan                                  (28,561)                   -                       -
            ------------------------------------------------------------------------------------------------------------
            Balances, December 31, 2007                          5,435,246           14,563,900            $      10.10
            ============================================================================================================

            At December 31, 2007, the U.S. dollar equivalent of the weighted average exercise price was $10.12 (December 31, 2006 - $7.70).

            The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $9.5 million and $9.1 million, respectively.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

18.   SHARE CAPITAL (CONTINUED)

      (a)   EQUITY INCENTIVE PLAN (CONTINUED)

            As at December 31, 2007, options vested and expected to vest totalled 14,563,900 (December 31, 2006 - 13,644,434) and had an
            aggregate intrinsic value of $10.2 million (December 31, 2006 - $29.4 million).

            The following table summarizes information concerning outstanding and exercisable options at December 31, 2007:

                                            Options Outstanding                                        Options Exercisable
                                   --------------------------------------------------------    -----------------------------------
                                                          Weighted            Weighted                                Weighted
                  Range of                                 Average             Average                                Average
                  Exercise              Number            Remaining        Exercise Price          Number          Exercise Price
                   Prices             Outstanding      Life (in years)        Per Share         Exercisable          Per Share
            -------------------------------------------------------------------------------    -----------------------------------
               (Expressed in                                                (Expressed in                          (Expressed in
                  Canadian                                                    Canadian                                Canadian
                  dollars)                                                    dollars)                                dollars)
            $3.25 to $3.50              300,000             0.30          $       3.25              300,000          $    3.25
            $3.51 to $6.75              216,000             0.71                  6.75              216,000               6.75
            $6.76 to $7.69              925,500             2.50                  7.24              355,900               7.40
            $7.70 to $8.20            1,716,000             4.81                  7.88            1,265,500               7.85
            $8.21 to $8.99              670,000             1.99                  8.70              397,500               8.76
            $9.00 to $10.27           6,494,700             5.08                  9.73            3,416,700               9.73
            $10.28 to $12.70          1,491,700             5.10                 12.14            1,267,800              12.29
            $12.71 to $16.79          2,750,000             6.18                 13.57              113,500              13.93
            ----------------------------------------------------------------------------------------------------------------------
                                     14,563,900             4.79          $      10.10            7,332,900          $    9.39
            ======================================================================================================================

            As at December 31, 2007 there was $25.3 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 1.8 years.

            As at December 31, 2007 the aggregate intrinsic value for fully vested stock options was $10.3 million (December 31, 2006 - $14.1 million).

            Stock-based   compensation  charged  to  operations  was  allocated
            between   exploration   expenses  and  general  and  administrative
            expenses as follows:


                                                     Year ended December 31,
                                                 ------------------------------
                                                        2007              2006
                                                 ------------     -------------

            Exploration                          $    11,669      $     12,779
            General and administrative                 5,574             7,179
            -------------------------------------------------------------------
                                                 $    17,243      $     19,958
            ===================================================================

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

18.   SHARE CAPITAL (CONTINUED)

      (b)   RIO TINTO PLACEMENT

            In,  2006,   Ivanhoe   Mines  and  Rio  Tinto  formed  a  strategic
            partnership whereby Rio Tinto would invest in Ivanhoe Mines and form a joint Ivanhoe Mines - Rio Tinto Technical Committee, to engineer, construct and operate Ivanhoe Mines's Oyu Tolgoi project in Mongolia. The agreement provides for Rio Tinto to make investments in the equity of Ivanhoe Mines, under defined conditions, totalling approximately $1.5 billion.

            In October 2006, Rio Tinto completed a first private placement tranche under the agreement by purchasing approximately 37.1 million shares at a price of $8.18 per share, for proceeds totalling $303.4 million.

            Rio Tinto will take up a $388.0 million second tranche private placement following the satisfactory conclusion of an Investment Agreement for the Oyu Tolgoi Project between Ivanhoe Mines and the Mongolian Government. Rio Tinto has the option to exercise the second tranche earlier.

            In addition to the two private placements, Rio Tinto was granted approximately 92.0 million warrants, divided into two series. The lives of these warrants are determined by the date an approved Investment Agreement is reached. The Warrant Determination Date within the warrant terms presented below is the earlier of the date an approved Investment Agreement is reached or October 27, 2009.

            The 46.0 million Series A Warrants are non-transferable. Each warrant entitles Rio Tinto to purchase one Common Share of the Company at a price of:

                  (i) $8.38 during the period commencing November 30, 2006 and ending 180 days following the Warrant Determination Date; and

                  (ii) $8.54 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date.

            The 46.0 million Series B Warrants are non-transferable. Each warrant entitles Rio Tinto to purchase one Common Share of the Company at a price of:

                  (i) $8.38 during the period commencing November 30, 2006 and ending 180 days following the Warrant Determination Date;

                  (ii) $8.54 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date;

                  (iii) $8.88 during the period  commencing  366 days after the
                        Warrant Determination Date and ending 545 days after the Warrant Determination Date; and

                  (iv) $9.02 during the period commencing 546 days after the Warrant Determination Date and ending 725 days after the Warrant Determination Date.

            Ivanhoe Mines has recorded an amount of $23.1 million in shareholders' equity, attributable to the fair value of the Rio Tinto share purchase warrants and second tranche share issuance commitment. As at December 31, 2007 all of the Series A Warrants and Series B Warrants were outstanding.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

18.   SHARE CAPITAL (CONTINUED)

      (c)   RIO TINTO FINANCING

            As part of the credit facility transaction disclosed in Note 13, Rio Tinto received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share at any time on or before October 24, 2012. These warrants may be exercised on a basis proportionate to the sum of all amounts drawn down on the facility and interest added to the principal amount of the facility. As at December 31, 2007, 15,237,788 share purchase warrants were exercisable.


19.   ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                                     December 31,
                                                               -----------------------------
                                                                       2007            2006
                                                               -------------   -------------
      Balance, beginning of year                                 $   13,233      $    6,711
      Other comprehensive income for the year:
           Changes in fair value of long-term investments             5,235           7,534
      Reclassification for gains recorded in earnings                  (970)         (1,012)
      --------------------------------------------------------------------------------------
      Other comprehensive income before tax:                          4,265           6,522
      Income tax recovery related to other
           comprehensive income                                           -               -
      --------------------------------------------------------------------------------------
      Other comprehensive income, net of tax:                         4,265           6,522
      --------------------------------------------------------------------------------------
      Balance, end of year                                       $   17,498      $   13,233
      ======================================================================================


20.   OTHER RELATED PARTY TRANSACTIONS

      The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost-recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company subject to significant influence by Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. The tables summarize the transactions with related parties and the types of expenditures incurred with related parties:

                                                                 Years ended December 31,
                                                               ------------------------------
                                                                       2007             2006
                                                               -------------   --------------
      Global Mining Management Corporation (a)                   $    8,577      $     7,015
      Ivanhoe Capital Aviation LLC (b)                                3,840            3,840
      Fognani & Faught, PLLC (c)                                      1,583            1,394
      Ivanhoe Capital Pte. Ltd. (d)                                      10               78
      Ivanhoe Capital Services Ltd. (e)                                 958              743
      Rio Tinto plc (f)                                               1,330                -
      ---------------------------------------------------------------------------------------
                                                                 $   16,298      $    13,070
      =======================================================================================

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

20.   OTHER RELATED PARTY TRANSACTIONS (CONTINUED)


                                                     Years ended December 31,
                                                  -----------------------------
                                                          2007            2006
                                                  -------------   -------------
      Exploration                                   $    1,330       $       -
      Legal                                              1,583           1,394
      Office and administrative                          2,756           2,306
      Salaries and benefits                              6,789           5,530
      Travel (including aircraft rental)                 3,840           3,840
      -------------------------------------------------------------------------
                                                    $   16,298       $  13,070
      =========================================================================

      The above noted  transactions were in the normal course of operations and
      were   measured  at  the  exchange   amount,   which  is  the  amount  of
      consideration established and agreed to by the related parties.

      Accounts receivable and accounts payable at December 31, 2007, included $248,000 and $3,979,000, respectively (December 31, 2006 - $319,000 and
      $1,419,000, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.

      (a) Global Mining Management Corporation ("Global") is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

      (b) Ivanhoe Capital Aviation LLC ("Aviation") is a private company 100% owned by the Company's Chairman. Aviation operates an aircraft which is rented by the Company on a cost-recovery basis.

      (c) An officer of a subsidiary of Ivanhoe Mines is a partner with Fognani & Faught, PLLC, a legal firm which provides legal services to Ivanhoe Mines.

      (d) Ivanhoe Capital Pte. Ltd. ("ICPL") is a private company 100% owned by the Company's Chairman. ICPL provides administration, accounting, and other office services in Singapore and London on a cost-recovery basis.

      (e) Ivanhoe Capital Services Ltd. ("ICS") is a private company 100% owned by the Company's Chairman. ICS provides management services out of Singapore on a cost-recovery basis.

      (f)   Rio  Tinto  owns  9.9%  of  Ivanhoe   Mines.   Rio  Tinto  provides
            engineering related services for the Oyu Tolgoi Project on a cost-recovery basis.

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

21.   CASH FLOW INFORMATION

      (a)   RECONCILIATION  OF  NET  LOSS  TO  NET  CASH  FLOW  FROM  OPERATING
            ACTIVITIES

                                                                                                  Year ended December 31,
                                                                                           -------------------------------------
                                                                                                    2007                  2006
                                                                                           ---------------        --------------
            Net loss                                                                         $  (457,713)          $  (198,657)
            Income from discontinued operations                                                  (31,902)              (19,622)
            Items not involving use of cash
             Stock-based compensation                                                             17,243                19,958
             Accretion expense                                                                     1,599                   458
             Depreciation                                                                          4,222                 4,117
             Gain on sale of other mineral property rights                                             -                (2,724)
             Write-down of carrying values of property, plant and equipment                        1,078                   700
             Share of income from investment held for sale, net of cash distribution              23,428               (18,471)
             Write-down of carrying value of investment held for sale                            134,309                     -
             Interest income on other long-term investments                                         (982)                    -
             Accrued interest expense                                                              2,378                     -
             Unrealized foreign exchange (gains) losses                                           (9,270)                  108
             Share of loss of significantly influenced investees                                   9,165                 1,648
             Dilution gain on investment in significantly influenced investee                          -                     -
             Write-down of carrying value of other long-term investments                          24,541                     -
             Gain on sale of long-term investments                                                (1,018)               (2,724)
             Write-down of carrying value of long-term investments                                     -                 1,000
             Write-down of carrying value of loan receivable                                         908                     -
             Deferred income taxes                                                                   585                    13
             Minority interests                                                                        -                (3,369)
             Bonus shares                                                                            830                 1,097
             Net change in non-cash operating working capital items (Note 21 (b))                 41,808                 5,789
            --------------------------------------------------------------------------------------------------------------------
            Cash used in operating activities                                                $  (238,791)          $  (210,679)
            --------------------------------------------------------------------------------------------------------------------


      (b)   NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                                     Years ended December 31,
                                                   ---------------------------
                                                         2007            2006
                                                   -----------   -------------
            (Increase) decrease in:
                 Accounts receivable               $     (749)     $  (10,729)
                 Inventories                            3,317          (1,766)
                 Prepaid expenses                         473          (2,025)
                 Other current assets                     142           3,000
            Increase in:
                 Accounts payable and accrued
                 liabilities                           38,625          17,309
            ------------------------------------------------------------------
                                                   $   41,808      $    5,789
            ==================================================================

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

21.     CASH FLOW INFORMATION (CONTINUED)

         (c)      OTHER SUPPLEMENTARY INFORMATION


                                                     Years ended December 31,
                                                   ----------------------------
                                                           2007           2006
                                                   -------------   ------------
            Interest paid                              $    169        $     -
            -------------------------------------------------------------------
            Income taxes paid                          $    210        $   670
            ===================================================================


22.   SEGMENT DISCLOSURES

      Ivanhoe Mines has one operating segment; its exploration division with projects located primarily in Mongolia.

                                                           December 31,
                                                   ----------------------------
                                                         2007             2006
                                                   -----------    -------------
      Property, plant and equipment at the end
      of the year:
           Mongolia                                 $ 196,915         $ 87,509
           Inner Mongolia, China                        1,370            1,408
           Australia                                    8,512            7,555
           Kazakhstan                                  17,678            4,776
           Canada                                         860              203
           Other                                          288              543
      -------------------------------------------------------------------------
                                                    $ 225,623        $ 101,994
      =========================================================================


23.   COMMITMENTS

      Ivanhoe Mines has, in the normal course of its business, entered into various long-term contracts, which include commitments for future operating payments under contracts for drilling, engineering, equipment rentals and other arrangements as follows:

                   2008                               $ 102,633
                   2009                                     343
                   2010                                     210
                   2011 onwards                             338
                   ---------------------------------------------
                                                      $ 103,524
                   =============================================

IVANHOE MINES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(STATED IN U.S. DOLLARS UNLESS OTHERWISE NOTED; TABULAR AMOUNTS IN THOUSANDS)
===============================================================================

24.   DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

      (a) The estimated fair value of Ivanhoe Mines' financial instruments was as follows:

                                                                                     DECEMBER 31,
                                                           -------------------------------------------------------------------
                                                                        2007                                 2006
                                                           ------------------------------       ------------------------------
                                                             CARRYING             FAIR            Carrying            Fair
                                                              AMOUNT              VALUE            Amount             Value
                                                           ------------       -----------       -----------       ------------
            Cash                                            $ 145,694          $ 145,694         $ 363,572         $ 363,572
            Accounts receivable                                37,076             37,076            24,739            24,739
            Other current assets                                  144                144               286               286
            Long-term investments                              52,010            231,217            36,879           114,263
            Other long-term investments                        47,132             47,132                 -                 -
            Note receivable from related party                  7,512              7,512                 -                 -

            Accounts payable and
                 accrued liabilities                          109,310            109,310            37,201            37,201
            Amounts due under credit facilities                17,050             17,050                 -                 -
            Loans payable to related parties                    5,088              4,625             5,088             4,106

            The  fair  value  of  Ivanhoe  Mines'  long-term   investments  was
            determined by reference to published market quotations, which may not be reflective of future values.

            The fair value of loans payable to related parties was estimated by discounting future payments to their present value.

            The fair value of Ivanhoe Mines' remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.

      (b) Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

      (c) Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the convertible credit facility (Note 13) and amounts due under credit facilities (Note
            12). Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.